

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 13, 2006

Mr. Darvie D. Fenison
Director
Prospero Minerals Corp.
345 East Pumphouse Road
Somerset, Kentucky 42503

Re: Prospero Minerals Corp.
Item 4.02 Form 8-K/A
Filed July 14, 2006
Response Letter Dated October 2, 2006
File No.   0-50429

Dear Mr. Fenison:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed July 14, 2006

1.   We have considered your response to our prior comment number one in our letter of July 17, 2006. We do not agree with your conclusions based on the following reasons.

        The guidance of Emerging Issue Task Force Issue 98-03 that you cited addresses the exchange of non-monetary assets for other non-monetary assets. Also, Regulation S-X Rule 11-01(d) states that a separate entity is presumed to be a business.

We refer to the original Form 8-K filed March 31, 2006 and Form 8-K/A filed April 6, 2006 with respect to this transaction.   Item 3.02 of your Form 8-K/A filed April 6, 2006 indicated you issued 80 million shares of restricted stock for this acquisition, which, per Item 1.01(a), includes 100% ownership of Lobaye Gold SARL (Lobaye), formed under the laws of the Central African Republic. Based on this information, the transaction does not appear to involve the exchange of non-monetary assets for other non-monetary assets.

We therefore reissue the comments from our letter of July 17, 2006.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Gary Newberry at (202) 551-3761.

Sincerely,

April Sifford
Branch Chief